

05044357

X 9-2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48402

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 5 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
06

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROACTIVE Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3401 Technology Drive, Suite 200
(No. and Street)

Lake St. Louis (City) MO (State) 63367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Unterbeiner (636) 561-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

826 Westpoint Parkway, Suite 1250 Westlake, Ohio 44145
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 28 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/27

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROACTIVE Financial Services, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


Notary Public
Notary
Seal
State of Missouri

STEPHANIE TURNBEAUGH
St. Charles County
My Commission Expires
February 22, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROACTIVE FINANCIAL SERVICES, INC.

JUNE 30, 2005

TABLE OF CONTENTS


CM Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
PROACTIVE FINANCIAL SERVICES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of *PROACTIVE* Financial Services, Inc. as of June 30, 2005, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *PROACTIVE* Financial Services, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

July 29, 2005
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$	45,604
COMMISSIONS RECEIVABLE		11,446
DUE FROM *PROACTIVE* ASSET ALLOCATION FUNDS		9,474
SECURITIES OWNED: MARKETABLE, AT MARKET VALUE		6,320
NOT READILY MARKETABLE, AT ESTIMATED FAIR VALUE		32,550
PREPAID EXPENSES		11,427
DEFERRED FEDERAL INCOME TAX		7,186
	$	124,007

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	42,745
COMMISSIONS PAYABLE		12,016
		54,761

SHAREHOLDER'S EQUITY

COMMON STOCK; $1 par value 30,000 shares authorized 29,000 shares issued and outstanding		29,000
ADDITIONAL PAID-IN CAPITAL		85,000
DEFICIT		(44,754)
		69,246
	$	124,007

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2005

REVENUE	
Commissions and fees	$ 504,900
Trading gains	3,716
Interest and dividends	120
Other	14,151
	522,887
EXPENSES	
Commissions, employee compensation and benefits	441,474
Professional fees	29,644
Other	63,535
	534,653
LOSS BEFORE INCOME TAXES	(11,766)
CREDIT FOR INCOME TAXES	638
NET LOSS	$ (11,128)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DEFICIT	TOTAL
BALANCE – JULY 1, 2004	$ 29,000	$ 85,000	$ (33,626)	$ 80,374
NET LOSS			(11,128)	(11,128)
BALANCE – JUNE 30, 2005	$ 29,000	$ 85,000	$ (44,754)	$ 69,246

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2005

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net loss	$ (11,128)
Adjustments to reconcile net loss to net cash provided from operating activities	
Deferred tax credit	(638)
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Commissions receivable	14,055
Due from *PROACTIVE* Asset Allocation Funds	(4,292)
Prepaid expenses	(1,381)
Securities owned	(329)
Commissions payable	18
Accounts payable and accrued expenses	33,750
Net cash provided from operating activities	30,055
NET INCREASE IN CASH AND CASH EQUIVALENTS	30,055
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	15,549
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 45,604

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

PROACTIVE Financial Services, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). In addition, the Company, which was incorporated on October 19, 1994 in the State of Missouri, is a member of the National Association of Securities Dealers, Inc. (NASD).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Included in cash and cash equivalents is $10,000 of segregated and restricted cash on deposit with its clearing broker pursuant to the Company's clearing agreement.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at June 30, 2005, all commissions were considered collectible and no allowance was necessary. There are no receivables older than 90 days at June 30, 2005.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. RELATED PARTIES

The Company receives office space rent free from *PROACTIVE* Money Management, Inc. PROACTIVE Money Management, Inc. is a subsidiary of Securities Research Associations, Inc. The shareholder of the Company is a shareholder of Securities Research Associates, Inc. In return for the rent-free office space, *PROACTIVE* Money Management, Inc. receives administrative services from some of the Company's employees. The Company has an agreement that can be terminated by either party upon 30 days written notice, to solicit clients for *PROACTIVE* Money Management, Inc. Under the terms of the agreement, *PROACTIVE* Money Management, Inc. shall pay the Company a 60% commission on all advisory fees generated by the Company. The total amount of commissions received by the Company for the year ended June 30, 2005 totaled $16,191. As of July 1, 2005, the Company no longer receives this fee as new terms to the agreement have been negotiated. The commissions received from *PROACTIVE* Money Management, Inc. during the year ended June 30, 2005 are included in commissions and fee revenue in the statement of operations.

The *PROACTIVE* Asset Allocation Funds (the Fund) was formed in 1996, and is registered under the Investment Company Act of 1940 as a nondiversified open-end management investment company. The shareholder of the Company is an officer and a trustee of the Fund. The Company provides the Fund with distribution services. For such services, the Company receives a fee based upon the average daily value of the Fund's net assets at the following annual rates: 0.75% for 12(b)1 distribution fees and 0.25% for service fees. For the year ended June 30, 2005, these fees totaled $41,270.

The Company also receives an advisory fee of 0.75% of the daily value of the Fund's net assets. The advisory fee for the year ended June 30, 2005 was $31,568.

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTIES (Continued)

On December 31, 2003, for a period of one year, renewable annually, the Company agreed to assume responsibility for paying all expenses of the Fund (other than the advisory fee and a 1% distribution fee) in consideration for receiving a "universal service fee" equal to 0.65% of average net assets. For the year ended June 30, 2005, the Fund expenses exceeded the universal service fee by $55,334, which is included in other expense and professional fees on the statement of operations.

4. FEDERAL INCOME TAXES

Significant temporary differences and carryforwards that give rise to deferred tax assets are as follows:

- Unrealized losses on securities owned
- Capital loss carryforward for tax purposes of $55,054 expiring through June 30, 2010
- Net operating loss carryforward for tax purposes of $21,208 expiring through June 30, 2025.

At June 30, 2005, deferred tax assets consisted of the following:

Deferred tax benefit	$ 18,885
Valuation allowance	(11,699)
	$ 7,186

The Company reported a credit for income taxes which is different than what would be expected if the federal statutory rate were applied to loss before income taxes primarily because of a increase in the valuation allowance against the deferred tax assets. This increase was recorded as it is more likely than not that the Company will be able to realize a portion of the deferred tax assets in the future. The increase in the valuation allowance during the year ended June 30, 2005 was approximately $5,200.

5. SECURITIES OWNED

At June 30, 2005, marketable securities owned consist of trading and investment securities in corporate stocks and are carried at market value. The resulting difference between cost and fair value is included in trading gains – net. Security transactions are recorded on a trade-date basis. Realized gains or losses are calculated using the specific identification method.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At June 30, 2005, securities not readily marketable consisted of NASDAQ warrants expiring through June 2006 and NASDAQ voting trust certificates. Such securities are valued at cost which approximates their fair value.

NOTES TO THE FINANCIAL STATEMENTS

6. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2005, the Company had net capital of $14,703, which was $9,703 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2005, the ratio was 3.72 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

8. EMPLOYEE BENEFIT PLAN

At June 30, 2005, the Company had a SEP plan covering substantially all employees with greater than one year of service. The Company may elect to make a contribution to the plan as long as it does not exceed 25% of any single eligible employee's salary. The Company made a $4,603 contribution to the plan during the year ended June 30, 2005.

9. POTENTIAL SALE OF COMPANY

The shareholder of the Company has signed a purchase agreement from a prospective buyer. The purchase agreement indicates that the shareholder would sell all of the 29,000 shares of issued and outstanding stock of the Company.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2005


SEC MAIL PROCESSING
RECEIVED
AUG 2005
WASH., D.C.
199
SECTION


SEC MAIL
PROCESSING
RECEIVED
WASH., D.C.
199
SECTION

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2005

NET CAPITAL	
Total shareholder's equity from statement of financial condition	$ 69,246
Less: Non-allowable assets – Deferred federal income tax, prepaid expenses, non-marketable securities and unsecured receivables	53,593
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	15,653
Haircuts on securities	950
NET CAPITAL	$ 14,703
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 54,761
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 3,651
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 9,703
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.72 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2005 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	June 30, 2005
Net capital, as reported in Company's Form X-17a-5, Part IIA	$ 14,491
Net audit adjustments	212
Net capital, as reported in Schedule I	$ 14,703

SCHEDULE II AND III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
PROACTIVE FINANCIAL SERVICES, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of *PROACTIVE* Financial Services, Inc. (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

July 29, 2005
Westlake, Ohio